SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 16, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                 Form 20-F   X               Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                 Yes                         No  X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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           CNOOC SIGNS PETROLEUM CONTRACT WITH TAIWANESE OIL COMPANY

(Beijing, May 16, 2002) -CNOOC Limited (the "Company", SEHK:883; NYSE: CEO) announced today that its parent, China Offshore Oil Corporation (CNOOC) and CPC of Taiwan have entered into a petroleum contract. The contract covers the contact area of Tainan Basin and Chaoshan Trough. The contract is subject to approvals by respective authorities. CNOOC Limited owns all commercial rights and interests under the contract.

CNOOC and OPIC, a CPC wholly owned investment subsidiary, signed a geophysical study agreement on the area in 1996. The agreement was executed from 1998 to 2000 and lead to the identification of seven potential oil and gas formations. Experts from both parties agreed on the potential of the area and decided to enter into exploration stage.

"This is an important milestone of commercial cooperation between oil and gas companies from across the Strait. The commitment of joint exploration moves the two companies to a new stage of cooperation," commented Mr. Wei Liucheng, Chairman and CEO of the Company, "Based on the principle of mutual benefits, this contract will bring win-win results to both parties."

Located in Pearl River Mouth in the South China Sea, the contract area covers 15,400 square kilometers. Under the contract, each party is responsible for funding half of the expenditures and enjoys equal commercial interests and rights. Two companies will form a joint management committee to oversea the execution of the contract. The work program includes reprocessing 500 kilometers of seismic data, acquiring an additional 4,000 kilometers of 2D seismic and drilling three exploration wells. The estimated expenditure is USD $25 million.

CPC is one of the largest companies in Taiwan and engages in oil and gas exploration, development, refinery, transportation, storage and sales, as well as the production and supply of petrochemical raw materials. The cooperation between CNOOC and CPC complements each other on technology, management and capital and is expected to bring both parties mutual benefits.


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 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

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CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -------------------------
                                             Name: Cao Yunshi
                                             Title:  Company Secretary

Dated: May 16, 2002